250 West 55th Street New York, NY 10019-9601 Telephone: 212.468.8000 Facsimile: 212.468.7900 www.mofo.com morrison & foerster llp

beijing, berlin, brussels,
denver, hong kong, london,
los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

Writer’s Direct Contact
+1 (212) 468.8179
apinedo@mofo.com

May 26, 2017

Via E-mail and EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Rabble One, LLC

Draft Offering Statement on Form 1-A

CIK No. 0001690021

Dear Ms. Barros:

On behalf of our client, Rabble One, LLC (“Rabble One”), we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (referred to herein for ease of reference as “Amendment No. 5”) to the above-referenced amended offering statement (the “Offering Statement”). Amendment No. 5 incorporates (1) the replacement of the addresses for the Additional Properties, including the Vacant Properties, on page II-32 with the relevant neighborhoods and zip codes; (2) a revised Independent Auditor’s Report that references Rabble One Series A and Rabble One Series B and clean-up changes to the balance sheets and the notes to the financial statements; and (3) a revised auditor’s consent. Page number references correspond to Amendment No. 5 to the Offering Statement. All capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in Amendment No. 5.

We appreciate the Staff’s time and attention to our revised submission. We would like to have the Offering Statement qualified promptly. Should you have any additional questions or concerns, please call me at 212-468-8179.

Securities and Exchange Commission

May 26, 2017

Page Two

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Umber Bawa Ze’-ev D. Eiger Alexandra Perry